Exhibit 99.1
Results for Announcement to the Market
James Hardie Industries plc
ARBN 097 829 895

Appendix 4E - Preliminary Final Report Year Ended 31 March 2019
Key Information	Year Ended 31 March
	FY 2019 US$M	FY 2018 US$M	Movement
Net Sales From Ordinary Activities	2,506.6	2,054.5	Up	22%
Profit From Ordinary Activities After Tax Attributable to Shareholders	228.8	146.1	Up	57%
Net Profit Attributable to Shareholders	228.8	146.1	Up	57%
Net Tangible Assets (Liabilities) per Ordinary Share	US$1.35	US$(0.52)	Up	360%

Dividend Information

•	A FY2019 second half ordinary dividend (“FY2019 second half dividend”) of US26.0 cents per security is payable to CUFS holders on 2 August 2019.

•	A FY2019 first half ordinary dividend (“FY2019 first half dividend”) of US10.0 cents per security was paid to CUFS holders on 22 February 2019.

•
The record date to determine entitlements to the FY2019 second half dividend is 6 June 2019 (on the basis of proper instruments of transfer received by the Company’s registrar, Computershare Investor Services Pty Ltd, Level 4, 60 Carrington Street, Sydney NSW 2000, Australia, by 5:00pm if securities are not CHESS approved, or security holding balances established by 5:00pm or such later time permitted by ASTC Operating Rules if securities are CHESS approved).

•	The FY2019 first half dividend, the FY2019 second half dividend and future dividends will be unfranked for Australian taxation purposes.

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The Company will be required to deduct Irish DWT (currently 20% of the gross dividend amount) from this dividend and future dividends, unless the beneficial owner has completed and returned a non-resident declaration form (DWT Form).

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The Australian currency equivalent amount of the FY2019 second half dividend to be paid to CUFS holders will be announced after the record date. The amount payable to shareholders who have elected to receive their dividend in NZ dollars or British pounds will also be announced on the same date.

•	No dividend reinvestment plan is currently in operation for the FY2019 second half dividend.

•	The FY2018 second half ordinary dividend (“FY2018 second half dividend”) of US30.0 cents per security was paid to CUFS holders on 3 August 2018.

Movements in Controlled Entities during the Year Ended 31 March 2019

The following entities were created or acquired:
XI (DL) Holdings GmbH (3 April 2018) (n/k/a James Hardie Europe Holdings 2), Fermacell GmbH (3 April 2018) (n/k/a James Hardie Europe GmbH), SNC Parc 3 (3 April 2018), Fermacell B.V (3 April 2018), Fermacell Spain S.L.U. (3 April 2018), Fermacell Schraplau GmbH (3 April 2018), FELS Recycling GmbH (3 April 2018), Fermacell SAS (3 April 2018)

Associates and Joint Venture Entities

FELS Recycling GmbH (51%); Aplicaciones Minerales S.A. (28%)

Audit

The results and information included within this Preliminary Final Report have been prepared using US GAAP and have been subject to an independent audit by external auditors.

Results for the 4th Quarter and Year Ended 31 March 2019

Contents

1.	Media Release
2.	Management's Analysis of Results
3.	Management Presentation
4.	Consolidated Financial Statements
James Hardie Industries plc is incorporated under the laws of Ireland with its corporate seat in Dublin, Ireland. The liability of members is limited. The information contained in the above documents should be read in conjunction with the James Hardie 2019 Annual Report which can be found on the company website at www.jameshardie.com.